Exhibit 99.1

ILS PROTON SUCCESSFULLY LAUNCHES

SATMEX 8 SATELLITE FOR SATMEX

BAIKONUR COSMODROME, Kazakhstan, March 27, 2013 – International Launch Services (ILS), a leader in providing mission integration and launch services to the global commercial satellite industry, today announced that it has successfully carried the Satmex 8 satellite into orbit on an ILS Proton launch vehicle for Satélites Mexicanos S.A. de C.V. (Satmex) of Mexico City, Mexico.

The ILS Proton Breeze M vehicle launched from Pad 39 at the Baikonur Cosmodrome at 01:07 today local time (19:07 GMT and 15:07 EDT on March 26). Utilizing a standard 5-burn Geostationary Transfer Orbit (GTO) mission design, the Breeze M successfully released the Satmex 8 satellite into orbit 9 hours and 13 minutes after launch. The satellite, built on the flight-proven 1300 platform, weighed nearly 5.5 metric tons at liftoff and was the 25th Space Systems/Loral (SSL) satellite launched on an ILS Proton rocket. This was also the first Satmex satellite launched by ILS and the first ILS Proton launch of the year.

Satmex 8 will replace Satmex 5 and will provide enhanced performance and capacity in North, Central and South America at 116.8 west longitude. This new high-power, fixed service satellite has 24 C- and 40 Ku-band transponders, and will improve the current continental and regional services for video contribution and distribution, broadband, cellular backhaul and distance learning.

Satmex 8 adds 45% of total capacity over Satmex 5 which translates to 94% of increased capacity on Ku band to fulfill the growing demand for satellite services in the Americas.

This was the 384th launch for Proton since its maiden flight in 1965 and the 78th ILS Proton launch. The Proton Breeze M vehicle was developed and built by Khrunichev Research and Production Space Center of Moscow, Russia’s premier space industry manufacturer and majority shareholder in ILS.

“We want to thank Satmex for entrusting us with the launch of the Satmex 8 satellite. We also want to express our sincere appreciation for the ILS, Khrunichev, Satmex, and SSL teams for their tireless work in ensuring the mission’s success,” said ILS President Phil Slack.

Satmex President and CEO Patricio Northland added, “We are delighted with the successful ILS Proton launch and orbit of Satmex 8, the latest satellite in our expanding fleet. Satmex offers fixed satellite transmission services to more than 90% of the population in the Americas, and this important addition will provide enhanced performance and capacity to our coverage areas. It also positions us well for future launches of advanced models that will mark step-change expansions in our capabilities. Our sincere gratitude goes to all those who played a role in building and orbiting the Satmex 8 satellite.”

About ILS and Khrunichev

ILS is a world leader in providing launch services for global satellite operators and offers a complete array of services and support, from contract signing through mission management and on-orbit delivery. ILS has exclusive rights to market the Proton vehicle to commercial satellite operators worldwide and is a U.S. company headquartered in Reston, VA., near Washington, D.C. For more information, visit www.ilslaunch.com.

Khrunichev, which holds the majority interest in ILS, is one of the cornerstones of the Russian space industry. Khrunichev manufactures the Proton system and is developing the Angara launch system. The Proton launches from facilities at the Baikonur Cosmodrome in Kazakhstan, and has a heritage of more than 380 missions since 1965. Khrunichev includes, among its branches, a number of key manufacturers of launch vehicle and spacecraft components in Moscow and in other cities of the Russian Federation. For more information, visit www.khrunichev.com.

About Satmex

Satélites Mexicanos (Satmex) is a significant provider of fixed satellite services (“FSS”) in the Americas, coverage of more than 90% of the population of the region. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites over a 25 year period. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection.

For further information, visit www.satmex.com

Media Inquiries:

ILS Contact: Karen Monaghan, Director of Communications, International Launch Services, Reston, Va.; +1-571-633-7549; mobile: +1-571-282-5195; k.monaghan@ilslaunch.com, For more information, visit the ILS website at www.ilslaunch.com.

Satmex Contact: Claudia Junco or Juan Garcia-Gayou; +52-55-2629-5800; ir@satmex.com